

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2010

Hong Mei Ma
President
Vibe Ventures Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re:** **Vibe Ventures Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on May 25, 2010**
> **File No. 333-164081**

Dear Ms. Ma:

We have reviewed your filing and response letter and have the following comments. We also note that you filed an Amendment No. 4 on May 21, 2010, which filing was in error and was superseded by the Amendment No. 4 filed May 25, 2010.

General

1. Please advise us of the basis for your conclusion that disclosure of information responsive to Item 402(s) is not necessary. Refer to SEC Release No. 33-8350.

2. The financial statements should be updated pursuant to Rule 8-08 of Regulation S-X to include the interim period ending April 30, 2010.

Facing Sheet

3. We refer to prior comment 4 and reissue that comment. Your proposed offering is a direct offering to be conducted for up to 180 days, and which may be extended for an additional 90 days. It appears to be a continuous offering, yet you failed to check the appropriate box on the facing sheet. Please revise.

Risk Factors

Risks Relating to Our Company

"We are a company that is in the development stage."

4.   We refer to prior comment 8 and reissue that comment, in part. Please expand your
         disclosure in the summary, "Use of Proceeds" and in "Business" to briefly summarize the
         status of your development efforts, your milestone timing and what specifically remains to
         be accomplished to develop and market the proposed system.

Revenue

5.   We refer to prior comment 13 and reissue that comment, in part. In your response letter
         filed May 20, 2010, you indicate that you have explained why Ms. Ma cannot devote more
         than 20 hours per week to Vibe Ventures. In your filing you have indicated that Ms. Ma is
         currently employed as a Chief Web designer at Minghui IT Group, but another section of
         your filing indicates that she only worked there through 2009 (see "Background of Our
         Sole Officer and Director"). Please revise to clarify whether there are other projects that
         currently occupy Ms. Ma's time. Also, to the extent known, disclose how much time Ms.
         Ma has agreed to commit to the business once you begin operations.

Management Officers and Directors

Background of Our Sole Officer and Director

6.   We refer to prior comment 15 and reissue that comment. Revise your filing to include all
         the information about Ms. Ma required by Item 401 of Regulation S-K. Specifically, list
         Ms. Ma's business experience during the past five years. Your current disclosure only
         provides her business experience through 2009.

Financial Statements as of December 31, 2009

7.   We note your response to prior comment 19. We note that some references are still to the
         superseded accounting pronouncements. Please revise any references to accounting
         standards in your financial statements to the Codification.

Note 3 - Summary of Significant Accounting Policies

Accounting Basis

8.   You state that the Company has adopted a December 31 fiscal year end within this footnote.
         You had previously disclosed that your fiscal year end was October 31. Indicate the correct
         year end date and revise accordingly.

Financial Statements as of January 31, 2010

9.   Revise to indicate that the interim period financial statements and footnotes are unaudited.

Exhibits

10.   We refer to prior comment 21 and reissue that comment, in part. Include all the exhibits required by Item 601 of Regulation S-K including, but not limited to, the subscription agreement, the opinion regarding legality and your articles of incorporation and bylaws.

11.   The next amendment must contain an updated consent. The Staff will not process your next filing without an updated consent.

Signatures

12.   Your registration statement must be signed by, among others, your principal executive officer. Please ensure all future filings comply with the signature requirements of Form S-1. Designate all capacities in which any person signing the registration statement is executing the filing. For example, if your principal executive officer is your president and chief executive officer, please indicate, next to her signature, that this person is your "principal executive officer."

If you have questions or comments on the financial statements and related matters, please contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (604) 468-3880
        David Wong
        Fusion Business Group